UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MECOX LANE LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.0001  per share

(Title of Class of Securities)

G5953U 102

(CUSIP Number)

Shaolin Luo

Simpson Thacher & Bartlett

ICBC Tower - 35th Floor

3 Garden Road

Central Hong Kong, China

(+852)2514-7530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5953U102

1.	Names of Reporting Persons. CNshangquan Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 290,564,842

	8.	Shared Voting Power

	9.	Sole Dispositive Power 290,564,842

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,564,842

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.7%[1]

14.	Type of Reporting Person (See Instructions) CO

1                 Based on 456,088,034 ordinary shares (including 15,787,756 restricted shares) outstanding as of January 29, 2014, as provided by the Issuer.

CUSIP No. G5953U102

1.	Names of Reporting Persons. Cnshangquan E-Commerce Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 290,564,842

	8.	Shared Voting Power

	9.	Sole Dispositive Power 290,564,842

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,564,842

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.7%[2]

14.	Type of Reporting Person (See Instructions) CO

2                 Based on 456,088,034 ordinary shares (including 15,787,756 restricted shares) outstanding as of January 29, 2014, as provided by the Issuer.

CUSIP No. G5953U102

1.	Names of Reporting Persons. Sanpower Group Co., Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 290,564,842

	8.	Shared Voting Power

	9.	Sole Dispositive Power 290,564,842

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,564,842

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.7%[3]

14.	Type of Reporting Person (See Instructions) CO

3                 Based on 456,088,034 ordinary shares (including 15,787,756 restricted shares) outstanding as of January 29, 2014, as provided by the Issuer.

CUSIP No. G5953U102

1.	Names of Reporting Persons. Yafei Yuan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 290,564,842

	8.	Shared Voting Power

	9.	Sole Dispositive Power 290,564,842

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,564,842

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.7%[4]

14.	Type of Reporting Person (See Instructions) IN

4                 Based on 456,088,034 ordinary shares (including 15,787,756 restricted shares) outstanding as of January 29, 2014, as provided by the Issuer.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of Mecox Lane Limited, a Cayman Islands corporation (the “Issuer”), whose principal executive offices are located at 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China (the “PRC”).  The Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing thirty-five Shares, are listed on the NASDAQ Global Select Market under the symbol “MCOX.”

Item 2.	Identity and Background

This Statement is filed by Cnshangquan E-Commerce Co., Ltd. (the “Investor”), a company incorporated in the PRC, CNshangquan Limited (the “Investor Shareholder”), a wholly-owned subsidiary of the Investor incorporated in the British Virgin Islands, Sanpower Group Co., Ltd, a company incorporated in the PRC (“Sanpower”) and Mr. Yafei Yuan, a PRC citizen (“Mr. Yuan”, and together with the Investor, the Investor Shareholder and Sanpower, the “Reporting Persons”). The principal business address of the Investor is Suite B4、C、D1、D2、D3, 56/F, Nanjing Center Tower, No.1 Zhongshan South Road, Qinhuai District, Nanjing, Jiangsu Province, PRC. The principal business address of the Investor Shareholder is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands VG1110. The principal business address of Sanpower and Mr. Yuan is 8/F, 68 Software Avenue, Nanjing, Jiangsu Province, PRC.

The Investor Shareholder was established to hold the Purchased Shares (as defined below). The Investor is a provider of integrated marketing platforms for the development of O2O e-commerce services and solutions for businesses and consumers. Sanpower is a large conglomerate in China which primarily operates in the business segments including retail, media and content, information services, healthcare, real estate and financial investment. Sanpower has the right, directly or indirectly, to nominate a majority of members of the board of directors of the Investor. Mr. Yuan is the chairman and the control person of Sanpower.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Considerations.

On January 29, 2014, Maxpro Holdings Limited, Ever Keen Holdings Limited, First Flite Holdings Co. Ltd., Brilliant King Group Limited, Sina Corporation (collectively, the “Sellers”) and the Investor entered into a share purchase agreement (the “Share Purchase Agreement”).  The description of the Share Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference in its entirety.

Pursuant to the terms of the Share Purchase Agreement, the Investor Shareholder purchased from the Sellers, and the Sellers sold to the Investor Shareholder, an aggregate number of 290,564,842 Shares (the “Purchased Shares”) at a price of US$0.134286 per Share, for an aggregate purchase price of US$39,018,790.37 (the “Purchase Price”), at a closing that occurred on May 20, 2014 (the “Closing Date”).

The Purchase Price was funded by capital contribution from the shareholders of the Investor.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Purchased Shares for the purpose of acquiring control of the Issuer and intend to maintain control of the Issuer. In order to maximize shareholder value, the Reporting Persons believe it would be in the best interest of the shareholders of the Issuer for the Issuer to dispose of its Apparel and Accessories business which has been loss-making for a prolonged period of time. The Reporting Persons have been engaging and in discussion with, and intend to continue to engage and discuss with, the board of directors of the Issuer (the “Board”), the management of the Issuer, current and past stockholders of the Issuer and potential acquirors for the disposition of the Issuer’s assets relating to its Apparel and Accessories business, which constitute a material amount of the assets of the Issuer.

Each of Messrs. Neil Nanpeng Shen, Alfred Beichun Gu, Herman Yu and Dazhong Qin, who was a director of the Board prior to the Closing Date, resigned from the Board, effective on the Closing Date. Concurrently with the resignation of the foregoing persons from the Board, Mr. Bin Chen, Ms. Ye Wang, Mr. Yifan Li and Mr. Fan Zhang (collectively, the “Investor Directors”), who were nominated by the Investor, were appointed by the Issuer to the Board, effective on the Closing Date. Mr. Alfred Beichun Gu also resigned as the chief executive officer of the Issuer, effective on the Closing Date. On the same date, the Board resolved to appoint Ms. Ye Wang, who was nominated by the Investor, to succeed Mr. Alfred Beichun Gu as the chief executive officer of the Issuer, effective on the Closing Date.

The re-election of the Investor Directors and the election of Mr. Yanshi Jin, Mr. Xiongsheng Yang and Mr. Xiaohua Li, who were also nominated by the Investor, to the Board has been submitted for approval by the shareholders of the Issuer at an annual general meeting of the Issuer to be held on June 5, 2014 pursuant to a notice of annual general meeting of the Issuer dispatched to the shareholders of the Issuer by the Board on May 21, 2014.

Except as set forth above or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and their representatives have, from time to time, engaged in discussions with management and the Board regarding, among other things, the Issuer’s business, management and strategic alternatives and direction, including but not limited to the Reporting Persons’ recommendations described above. The Reporting Persons intend to continue to discuss such matters with the Issuer’s management and the Board as well as other stockholders of the Issuer and relevant third parties. Depending upon, among other things, the outcome of the discussions referenced above, current and anticipated future trading prices for the ADSs representing the Shares, the financial condition, results of operations and prospects of the Issuer and its businesses, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information set forth in the cover pages and Item 3 of this Statement is incorporated herein by reference.

As of the date hereof, the Investor Shareholder owns on record 290,564,842 Shares. By virtue of the relationships descried in Item 2 of this Statement, each of the Investor, Sanpower and Mr. Yuan may be deemed to beneficially own the Shares owned by the Investor Shareholder.

(c)

Other than the transactions reported herein, no transactions in the Shares were effected during the past sixty days by any of the Reporting Persons.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Shares reported herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

On May 29, 2014, the Reporting Persons entered into to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between any such persons and any person, with respect to securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1                                               Joint Filing Agreement dated May 29, 2014.

Exhibit 2                                               Share Purchase Agreement, dated January 29, 2014 (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D filed by Sina Corporation with the Securities and Exchange Commission on January 30, 2014)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 29, 2014

CNSHANGQUAN LIMITED

By:	/s/ Wei Zhu
Name: Wei Zhu
Title: Authorized Signatory

CNSHANGQUAN E-COMMERCE CO., LTD.

By:	/s/ Yafei Yuan
Name: Yafei Yuan
Title: Authorized Signatory

SANPOWER GROUP CO., LTD

By:	/s/ Yafei Yuan
Name: Yafei Yuan
Title: Authorized Signatory

YAFEI YUAN

By:	/s/ Yafei Yuan
Name: Yafei Yuan

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Yafei Yuan (PRC citizen)	Chairman of the board of directors of Sanpower Group Co., Ltd Director of Cnshangquan E-Commerce Co., Ltd 8/F, 68 Software Avenue, Nanjing, Jiangsu Province, PRC

Bin Chen (PRC citizen)	Director of Cnshangquan E-Commerce Co., Ltd. and the Company Senior Vice President of Sanpower Group Co., Ltd 5/F, 68 Software Avenue, Nanjing, Jiangsu Province, PRC

Ye Wang (PRC citizen)	Director and Chief Executive Officer of Cnshangquan E-Commerce Co., Ltd. and the Company 5/F, 68 Software Avenue, Nanjing, Jiangsu Province, PRC

Jun Zhu (PRC Citizen)	Director of Cnshangquan E-Commerce Co., Ltd. 10 Yurun Road, Nanjing, Jiangsu Province, PRC

Tiemin Wu (PRC citizen)	Director of Cnshangquan E-Commerce Co., Ltd. 8/F, Deji Plaza,18 East Zhongshan Road, Nanjing, Jiangsu Province, PRC

Lijian Pan (PRC citizen)	Director of Cnshangquan E-Commerce Co., Ltd. 12/F, Nanjing Center, 1 South Zhongshan Road, Nanjing, Jiangsu Province, PRC

Mingyuan Wang (PRC citizen)	Director of Cnshangquan E-Commerce Co., Ltd. 8/F, Golden Eagle Mall, 89 Hanzhong Road, Nanjing, Jiangsu Province, PRC

Bin Zhou (PRC citizen)	Chief Technology Officer and Chief Operating Officer of Cnshangquan E-Commerce Co., Ltd. 5/F, 68 Software Avenue, Nanjing, Jiangsu Province, PRC

Wei Zhu (PRC citizen)	Executive Vice President of Cnshangquan E-Commerce Co., Ltd. Director of CNshangquan Limited 5/F, 68 Software Avenue, Nanjing, Jiangsu Province, PRC

Guifeng Li (PRC citizen)	Director of Sanpower Group Co., Ltd 11/F, Building A2, 18 Zhongshan East Road, Baixia District, Nanjing, Jiangsu Province, PRC

Yun Yao (PRC citizen)	Director of Sanpower Group Co., Ltd 11/F, Building A2, 18 Zhongshan East Road, Baixia District, Nanjing, Jiangsu Province, PRC

Qiang Hu (PRC citizen)	Director of Sanpower Group Co., Ltd 11/F, Building A2, 18 Zhongshan East Road, Baixia District, Nanjing, Jiangsu Province, PRC

Huaizhen Yang (PRC citizen)	President of Sanpower Group Co., Ltd 6/F, 68 Software Avenue, Nanjing, Jiangsu Province, PRC

Yanmin Jin (PRC citizen)	Vice President (Finance) of Sanpower Group Co., Ltd 6/F, 68 Software Avenue, Nanjing, Jiangsu Province, PRC